1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

 April 1, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Soo Im-Tang

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File Nos. 811-24041 and 333-285466)

Dear Ms. Im-Tang:

Thank you for the comment provided telephonically to Vince Nguyen of Dechert LLP on April 1, 2025 regarding Pre-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on March 31, 2025 on behalf of: (i) Lazard Emerging Markets Opportunities ETF; (ii) Lazard Equity Megatrends ETF; (iii) Lazard International Dynamic Equity ETF; (iv) Lazard Japanese Equity ETF; and (v) Lazard Next Gen Technologies ETF (each, a “Portfolio,” and collectively, the “Portfolios”), each a series of the Registrant.

The Registrant has considered your comment and has authorized us to make the response and change discussed below to the Registration Statement on its behalf. For your convenience, we have reproduced the comment below, followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

Comment 1.	With respect to the “Summary—Lazard International Dynamic Equity ETF—Performance Bar Chart and Table—Year-by-Year Total Returns for Institutional Shares of the Predecessor Portfolio” section of the Prospectus, please remove the reference to “Institutional Shares of the Predecessor Portfolio” in the section heading in light of the expected reorganization of the Lazard International Equity Advantage Portfolio (the “Predecessor Portfolio”) into Lazard International Dynamic Equity ETF (the “Reorganization”). Alternatively, if Lazard International Dynamic Equity ETF will launch irrespective of the Reorganization’s completion, please relocate the prior performance of the Predecessor Portfolio from the “Summary—Lazard International Dynamic Equity ETF” section of the Prospectus.

Response 1.	We supplementally submit that Lazard International Dynamic Equity ETF is not expected to launch until after the Reorganization is completed. Accordingly, the Registrant will remove the reference to “Institutional Shares of the Predecessor Portfolio” from the section heading in a filing pursuant to Rule 497(c) under the Securities Act subsequent to the effectiveness of the Registration Statement.

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We believe that the foregoing has been responsive to the Staff’s comment. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai